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                          February 17, 2022

       Richard Wright
       Chief Executive Officer
       The Alkaline Water Company Inc.
       8541 E Anderson Drive, Suite 100/101
       Scottsdale, Arizona 85255

                                                        Re: The Alkaline Water
Company Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed February 11,
2022
                                                            File No. 333-262683

       Dear Mr. Wright:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Nicholas
Lamparski at 202-551-4695 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Trade & Services
       cc:                                              Virgil Hlus